SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 10)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
May 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note.     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares (as defined below) granted to BSREP II Board (as defined below), 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), as reported in the Issuer’s quarterly report for the quarter ending March 31, 2021 on the Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission on May 14, 2021, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

CUSIP No. 44107J108	13D	Page 3 of 28 Pages

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 4 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 5 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 6 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 7 of 28 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 8 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Master Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 9 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 10 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 11 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 12 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Schedule 13D/A

This Amendment No. 10 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original 13D”), as amended and supplemented by Amendment No. 1 on February 28, 2018 (“Amendment No. 1”), Amendment No. 2 on January 3, 2019 (“Amendment No. 2”), Amendment No. 3 on February 27, 2019 (“Amendment No. 3”), Amendment No. 4 on January 3, 2020 (“Amendment No. 4”), Amendment No. 5 on August 18, 2020 (“Amendment No. 5”), Amendment No. 6 on December 28, 2020 (“Amendment No. 6”), Amendment No. 7 on March 31, 2021 (“Amendment No. 7”), Amendment No. 8 on May 3, 2021 (“Amendment No. 8”) and Amendment No. 9 on May 14, 2021 (“Amendment No. 9”, collectively with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Amended Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amended Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D or the RSA (as defined below).

The Reporting Persons are filing this Amendment to reflect the restructuring support agreement (the “RSA”) that was entered into on May 19, 2021 by and between the Issuer, its operating partnership, Hospitality Investors Trust Operating Partnership, L.P. (the “OP”, and together with the Issuer, (the “Debtors”)), and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), one of the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is amended by adding the following new sections above the subheading “Additional Plans or Proposals”:

Entry Into Restructuring Support Agreement; Commencement of Bankruptcy Cases

On May 19, 2021, the Issuer and the OP entered into the RSA with the Brookfield Investor. Pursuant to the RSA, as described in more detail below, the parties to the RSA have agreed to the principal terms of a proposed series of deleveraging or restructuring transactions of the Debtors (the “Restructuring Transactions”). The RSA contemplates that the Restructuring Transactions will be effectuated through a joint prepackaged Chapter 11 plan of reorganization (the “Plan”), in the form and substance attached as an exhibit to the RSA, to be implemented through cases to be commenced by the Debtors under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). In accordance with the RSA, on May 19, 2021 (the “Petition Date”), the Debtors filed voluntary petitions (collectively, the “Chapter 11 Cases”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Prior to filing the Chapter 11 Cases and as contemplated by the RSA, the Brookfield Investor voted to accept the Plan.

The overview above and the summaries below of the terms of the RSA and the Restructuring Transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the RSA (including the Plan and all exhibits to the RSA and the Plan), a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and incorporated here by reference. To the extent there is any inconsistency between these summaries and the full text of the RSA (including the Plan and all exhibits to the RSA and the Plan), the full text of the RSA (including the Plan and all other exhibits thereto) will govern. Additional information about the Chapter 11 Cases is available at the Debtors’ restructuring website at http://dm.epiq11.com/HospitalityInvestorsTrust.

Milestones and Termination

The Debtors, on the one hand, and the Brookfield Investor, on the other hand, have rights to terminate the RSA (and their support for the Restructuring Transactions) under certain circumstances, including:

•	the failure by the Debtors to satisfy any of the milestones;

•	upon the earlier of (i) June 30, 2021, (ii) the entry of a final order by Bankruptcy Court denying confirmation of the Plan, and (iii) the date the Plan becomes effective (the “Effective Date”); or

•	if the Issuer’s board of directors determines in good faith that performance under the RSA would be inconsistent with its fiduciary obligations under applicable law, subject to certain conditions.

DIP Facility and Exit Facility

The RSA contemplates that the Debtors will, during the pendency of the Chapter 11 Cases, enter into a secured debtor-in-possession financing facility on the terms and conditions set forth in the form of the super-priority senior secured debtor-in-possession term loan agreement attached as an exhibit to the RSA (the “DIP Facility”) pursuant to which the Brookfield Investor has committed to provide the liquidity the Debtors require to fund their current obligations (including up to $10.0 million to fund interest payments and other approved expenses for the property-level mortgage loans under which certain of the Issuer’s non-debtor subsidiaries serve as borrowers) during the pendency of the Chapter 11 Cases. There can be no assurance, however, that the Debtors will be able to enter into the DIP Facility, including because, among other reasons, entry into the DIP Facility is subject to approval by the Bankruptcy Court.

The RSA contemplates that the Debtors will, on the Effective Date, enter into a secured revolving exit facility on the terms and conditions set forth in the Plan (the “Exit Facility”) pursuant to which the Brookfield Investor has committed to provide liquidity the Debtors may require to fund working capital needs following the Effective Date. There can be no assurance, however, that the Debtors will be able to enter into the Exit Facility, including because, among other reasons, entry into the Exit Facility is subject to confirmation of the Plan by the Bankruptcy Court.

The DIP Facility will contain affirmative and negative covenants typical for a debtor-in-possession financing facility. The definitive documentation of the Exit Facility is anticipated to be in form and substance consistent with the definitive documentation of the DIP Facility.

Effect of the Plan

The Plan provides, among other things, that as of the Effective Date:

•
the Existing Preferred Interests, together with the loans outstanding under the DIP Facility, will be converted into 100% of the shares of common stock of the reorganized Issuer (the “New Common Stock”) except that 2% of Class C Units in the OP held by the Brookfield Investor will be canceled in exchange for new common equity units in the reorganized OP;

•	all trade and other claims against the Debtors (whether arising prior to or after the commencement of the Chapter 11 Cases) will be reinstated or paid in full in the ordinary course of business;

•
each share of common stock of the Issuer outstanding immediately prior to the effectiveness of the Plan (“Old Common Stock”) will be cancelled and (except for shares of Old Common Stock held by the Brookfield Investor) exchanged for a right to receive contingent cash payments (each such right, a “CVR”) pursuant to a contingent value rights agreement in the form attached as an exhibit to the Plan (the “CVR Agreement”);

•
the Issuer’s charter and bylaws and the agreement of limited partnership of the OP will be amended and restated in a form to be filed as a supplement to the Plan, and the directors of the Issuer will be four individuals selected by the Brookfield Investor, at least one of whom must be independent under the listing rules of the New York Stock Exchange; and

•
the Debtors, on the one hand, and the Brookfield Investor, on the other hand, as well as their agents and affiliates, among other parties, will grant customary mutual releases to one another in connection with their conduct both prior to and during the Chapter 11 Cases.

The CVR Agreement

Pursuant to the Plan and the CVR Agreement, holders of shares of Old Common Stock at the Effective Date will receive one CVR in exchange for each share of Old Common Stock. Each CVR will evidence the holder’s right to receive payments, if any, in an amount based on the future value of 98 of the 100 hotels and related assets owned by the Company on the Effective Date. The CVRs will be administered pursuant to the CVR Agreement, which will be entered into on the Effective Date among the Issuer, Computershare, Inc. and its subsidiary, Computershare Trust Company, N.A., as CVR agent. There can be no assurance, however, that the Debtors will be able to enter into the CVR Agreement and that holders of Old Common Stock will receive CVRs, including because, among other reasons, entry into the CVR Agreement is subject to confirmation of the Plan by the Bankruptcy Court.

     Following the Effective Date, the Issuer intends to suspend its reporting obligations under the Exchange Act and therefore would no longer file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other reports required of companies subject to the on-going requirements of the Exchange Act. Pursuant to the CVR Agreement, the reorganized Issuer will be required to make certain quarterly and annual financial information about the CVR Asset Pool available to holders of CVRs on a confidential basis.

The terms of the RSA contain certain additional covenants, conditions and milestones and remains subject to approval of the Bankruptcy Court. The Restructuring has not been approved by the Bankruptcy Court.  The summary of the Restructuring, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in their entirety by reference to the definitive agreements and transactions, as approved by the Bankruptcy Court.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

(a) and (b)

The following sentences assume that there is a total of 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of May 1, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), as reported in the 10-Q, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

The Brookfield Investor directly holds 30,858,434.61 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 37,620 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 30,896,054.61 shares of Common Stock as of the date hereof, which constitutes 44.17% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 30,858,434.61 Class C Units and 37,620 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, BAM Partners, BHC, BUSHI, BUSI, BUSC Finance, BPMH, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

(c)             Except as set forth in this Amendment, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)             To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)             Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
18
Restructuring Support Agreement, dated May 19, 2021, by and among the Issuer, the Brookfield Investor and certain other holders and other parties signatory thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 19, 2021 (Commission File No. 000-55394)).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Senior Vice-President, Legal & Regulatory

BAM PARTNERS TRUST

By: BAM CLASS B PARTNERS INC., its trustee

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BUSC FINANCE LLC

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10291-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Maureen Kempston Drakes, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer, Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Murilo Ferreira, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Former CEO of Vale SA	Brazil
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Infrastructure of Brookfield	Canada

Ngee Huat Seek, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Singapore
Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Janice Fukakusa, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Sachin Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A
Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	Canada
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer, Renewable Power of Brookfield	Canada
Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

SCHEDULE II

BAM Class B Partners Inc., as trustee of BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
J. Bruce Flatt, Director and Vice President	One Canada Square, Level 25, Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE V

Brookfield US Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of Brookfield	U.S.A
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Jordan Kolar, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Mark Srulowitz Director, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Josh Zinn, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Capital Markets & Treasury Brookfield	Australia
Connor Teskey, Director	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Tax, Brookfield	U.S.A
Peter Geraigiry, Vice-President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Capital Markets & Treasury, Brookfield	U.S.A.

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Srulowitz, Manager and President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Jordan Kolar, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Josh Zinn, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Brookfield	Australia
Karly Dyck, Manager	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Tax, Brookfield	U.S.A
Peter Geraigiry, Vice-President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Capital Markets & Treasury, Brookfield	U.S.A.

SCHEDULE VII

Brookfield Property Master Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Jonathan Kramer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.

SCHEDULE VIII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Leila Araiche, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Canada
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Jonathan Kramer, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A.
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Carolyn Bidwell, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

SCHEDULE X

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

SCHEDULE XI

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn BidwellManaging Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 11 of the Issuer’s Schedule 13D/A filed on February 28, 2018 (Commission File No. 000-89944)).

Exhibit 12	Joint Filing Agreement (incorporated by reference to Exhibit 12 of the Issuer’s Schedule 13D/A filed on January 3, 2019 (Commission File No. 005-89944)).

Exhibit 13
Second Follow-On Funding Notice dated as of January 11, 2019, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 13 of the Issuer’s Schedule 13D/A filed on February 28, 2019 (Commission File No. 005-89944)).

Exhibit 14
Seventeenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of December 24, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on December 28, 2020 (Commission File No. 000-55394)).

Exhibit 15
Nineteenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 30, 2021 (incorporated by reference to Exhibit 10.87 of the Issuer’s annual report for the fiscal year ending December 31, 2020 on Form 10-K filed on March 30, 2021 (Commission File No. 000-55394)).

Exhibit 16
Twenty-First Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of May 1, 2021 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on May 3, 2021 (Commission File No. 000-55394)).

Exhibit 17
Twenty-Second Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of May 14, 2021 (incorporated by reference to Exhibit 10.10 of the Issuer’s Quarterly Report for the quarter ending March 31, 2021 on Form 10-Q filed on May 14, 2021 (Commission File No. 000-55394)).

Exhibit 18
Restructuring Support Agreement, dated May 19, 2021, by and among the Issuer, the Brookfield Investor and certain other holders and other parties signatory thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 19, 2021 (Commission File No. 000-55394)).